Via EDGAR

November 24, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Woody, Accounting Branch Chief

Re:	Gevity HR, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File No. 0-22701

Dear Mr. Woody:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated October 23, 2008. In responding to the Commission’s comments, Gevity HR, Inc. (the “Company”, “Gevity”, “we”, or “our”) acknowledges that:

•	Gevity is responsible for the adequacy and accuracy of the disclosure in Gevity’s filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We feel this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the disclosure requirements applicable to us to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Form 10-K for the fiscal year ended December 31, 2007

November 24, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

We note that as of June 30, 2008, your short- and long-term workers’ compensation receivable, net was approximately 40.3% of total assets. Further, your disclosure in note 5 from your Form 10-K filed March 17, 2008 indicates, “Since the entire amount [workers’ compensation receivable] is due from AIG, this receivable represents a significant concentration of credit risk.” Please address the current market conditions, specifically what affect the status of American International Group, Inc. (“AIG”), may have on your continuing operations.

Response: Our workers’ compensation insurance coverage is provided by member insurance companies of American International Group, Inc. (“AIG”), including AIG Commercial Insurance Group, Inc. (“AIG CI”). We have included the following discussion on page 27 of our September 30, 2008 10-Q filed on November 10, 2008 within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”:

“As of September 30, 2008, the Company has recorded a $120.9 million receivable from AIG representing workers’ compensation premium payments made to AIG related to program years 2000 through the third quarter of 2008 in excess of the present value of the estimated claims liability. This receivable represents a significant concentration of credit risk for the Company. Gevity has various commercial insurance relationships with AIG Commercial Insurance Group, Inc. (“AIG CI”), a subsidiary of AIG, including our workers’ compensation program.  AIG CI has publicly stated as recently as September 30, 2008, that it remains well-capitalized and financially secure, with ample resources to pay policyholder claims. The issues that have evolved at AIG relate to entities outside of their commercial insurance division. The AIG insurance companies are regulated by state law and their affairs overseen by state insurance commissioners. Those laws are designed in part to assure that regulated insurance companies are operated on a financially sound basis and their assets are protected from the financial problems of non-insurance affiliates. Under state insurance regulations, the assets of the AIG insurance subsidiaries are protected from the creditors of the parent company. Additionally, as of November 7, 2008, AIG CI’s financial strength rating by A.M. Best is an “A.” Accordingly, the Company does not believe that the current financial condition of AIG will have a material adverse effect on AIG CI or the Company’s workers’ compensation receivable as of September 30, 2008.”

In addition to the above, we have updated our risk factor related to this significant concentration of credit risk from AIG (primarily with the addition of the second paragraph included below) on page 30 of our September 30, 2008 10-Q filed on November 10, 2008 within “Part II. Item1A. Risk Factors” as follows:

“Our workers’ compensation coverage is provided by AIG CI. Our workers’ compensation receivable from AIG CI represents a significant concentration of credit risk. If AIG CI were unable to pay our claims or return our excess loss

November 24, 2008

fund collateral that comprises our workers’ compensation receivable, our results of operation, financial condition and cash flows would be materially and adversely affected.

As of September 30, 2008, we have a net workers’ compensation receivable from AIG CI of $120.9 million for premium payments made to AIG CI for program years 2000-2008 in excess of the present value of the estimated claims liability and the related accrued interest receivable on those payments. If AIG CI were to cease operations or otherwise default on their obligations we may not be able to recover our receivable and the payment of our claims could be significantly impaired. This would have a material and adverse effect on our results of operations, financial condition and cash flows.

Disruptions in the financial markets, exposure to sub-prime mortgage securities and adverse action by rating agencies could adversely affect the financial stability of certain insurance companies. As a result, the ability of the insurance companies to pay claims could be significantly impaired. AIG has been negatively impacted by the current economic crisis. However, AIG has publicly stated that its regulated member insurance company subsidiaries remain well capitalized and financially secure and current insurance agency ratings are strong. We do not believe that the current financial condition of AIG will have a material adverse effect on the ability of its regulated insurance company subsidiaries to pay out claims or return excess collateral.”

We also disclosed in Note 5 to our September 30, 2008 condensed financial statements, that the Company has continued its workers’ compensation program with AIG. Under the 2008 program, the Company initially agreed to pay $55.5 million of loss fund collateral premium, subject to certain volume adjustments, and is guaranteed to receive a 3.19% per annum fixed return so long as the program and the interest accrued under the program remain with AIG for at least 10 years. The 2008 program provides for an initial loss fund collateral premium true-up 18 months after the policy inception and annually thereafter.  The true-up is based upon a pre-determined loss factor times the amount of incurred claims in the deductible layer as of the date of the true-up. In the third quarter of 2008 AIG agreed to reduce the 2008 loss fund collateral premium payments by $13.9 million to $41.6 million based upon favorable loss trends and the sufficiency of the overall loss collateral funds held by AIG related to all policy years. This reduction will eliminate the fourth quarter loss fund collateral premium payments. During the first three quarters of 2008, AIG released approximately $35.1 million ($33.1 million in the third quarter) of cash, from the loss fund collateral accounts in connection with the annual loss fund collateral true-up.

Subsequent to the filing of our September 30, 2008 Form 10-Q, on November 10, 2008, AIG announced agreements with the U.S. Department of Treasury and the Federal Reserve to establish (i) a durable capital structure for AIG and (ii) facilities designed to resolve its liquidity issues. Under the new plan:

•

The size of the existing credit facility from the Federal Reserve Bank of New York will be amended to reduce the capacity from $85 billion to $60 billion. Its term will be extended from two years to five years, and the interest rate and fee on undrawn portions will be significantly reduced.

November 24, 2008

•	The U.S. Treasury will purchase $40 billion of newly issued AIG preferred stock, with a 10% coupon.
•

AIG's agreements create two new financing entities in partnership with the Federal Reserve. The first new financing entity will acquire substantially all of the Residential Mortgage Backed Securities from AIG's U.S. Securities Lending program. As a result of this transaction, AIG's remaining exposure to losses from its U.S. securities lending program will be limited to declines in market value prior to closing and AIG's $1 billion of funding. The second financing entity will purchase Multi-Sector Collateralized Debt Obligations (CDOs) on which AIG has written credit default swap contracts. Credit default swap contracts will be terminated on Multi-Sector CDOs that are purchased.

These developments are expected to enhance the financial flexibility of AIG, as highlighted by the reaction of the key rating agencies which recently affirmed the financial strength ratings of AIG.

On November 10, 2008, AIG also announced third quarter 2008 earnings.  AIG indicated that AIG CI performed well given competitive market conditions, catastrophe losses from Hurricanes Ike and Gustav, and AIG’s ongoing issues, recording nearly $5.6 billion in net premiums written and $33 million in operating income before realized capital gains and losses.   AIG has also indicated that their statutory policyholder surplus as of September 30, 2008 was $26.4 billion, which has not significantly changed from the second quarter of 2008.

AIG continues to perform under the Company’s workers’ compensation program. However, in these unprecedented current market conditions, the Company continues to closely monitor the financial status of AIG and the potential impact on AIG CI’s ability to pay claims and the collectability of our workers’ compensation receivable. We will ensure that future filings include disclosure of material developments relating to AIG and AIG CI.

Liquidity and Cash Flows

Commitments and Contractual Obligations, page 54

2.

It appears that the amount of your Revolving credit facility disclosed within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to the Revolving credit facility. Refer to footnote 46 in our Release 33-8350.

Response: SEC Interpretive Release 33-8350: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, states that “one starting point for a company’s discussion and analysis of cash requirements is the tabular disclosure of contractual obligations, supplemented with additional information that is material to an understanding of the company’s cash requirements.” Footnote 46 of Release 33-8350 indicates that “the cash requirements for items such as interest, taxes or amounts to be funded to cover post-employment (including retirement) benefits may not be included in the tabular disclosure but should be discussed if material.”

November 24, 2008

The amounts outstanding under our revolving credit facility fluctuate on a daily basis and are dependent upon the timing of our cash requirements. Interest and related fees charged on our outstanding advances are paid to our lender monthly, at the end of each month. As such, there was no liability for accrued interest payable related to our revolving credit facility at December 31, 2007 and the amount of future interest payments was unknown at the time due to the fluctuating nature of our revolving line of credit. In future filings, we will add disclosure to indicate that future interest payments on our revolving credit facility are not included in the contractual obligations table as the amount of such payments is dependent upon the amounts outstanding under the revolving credit facility which fluctuates daily. We will also disclose the interest rate, the basis on which the interest rate is determined and include a statement that interest is paid monthly.

Please let us know if you have any further questions once you have had the opportunity to review our responses. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 941.744.3107 (office) or 941.744.8886 (fax).

Very truly yours,

/s/ Garry Welsh
Garry Welsh
Chief Financial Officer